SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.
Joint Stock Corporation under Brazilian Law, registered as a Corporate Taxpayer with the Finance Ministry under No. CNPJ/MF 02.558.124/0001 -12
NIRE No. 3330026237-7

MINUTES OF THE BOARD OF DIRECTORS MEETING
(free translation from Portuguese original)

DATE, TIME AND PLACE: May 02nd., 2007, at 15:00 PM, in the Company’s registered offices, located at Rua Regente Feijó, No. 166, suite 1687-B, in the downtown (Centro) district, City and State of Rio de Janeiro (RJ).

CALL TO MEETING AND PRESENCE: The Members of the Board of Directors were called to the meeting in a regular manner and those participating at it were the Board Members signing below.

AGENDA AND DECISIONS: 1) Reelection of Executive Officers. Face up to the end of the terms of Company’s Executive Officers, the members of the Board of Directors deliberated, with abstention of Messrs. Carlos Henrique Moreira and José Formoso Martínez, for the reelection of the following Directors, listed below qualified: (a) CARLOS HENRIQUE MOREIRA, Brazilian, married, engineer, bearer of identity card n° 12544-D issued by the Rio de Janeiro Chapter of the Regional Engineering, Architectural and Agronomy Council (CREA-RJ), registered as an individual income taxpayer with the Ministry of Finance (CPF/MF) under n° 005.215.077-015, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, 1012 - 15° andar, City and State of Rio de Janeiro, to the position of President - Chief Executive Officer (CEO) of the Company; (b) JOSÉ FORMOSO MARTÍNEZ, Mexican, married, engineer, bearer of Alien Identity Card (RNE) n° V405864-B, registered as an individual income taxpayer with the Ministry of Finance (CPF/MF) under n° 059.557.727-07, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, 1012 – 15° andar, City and State of Rio de Janeiro, to the position of Executive Vice-President; and (c) ISAAC BERENSZTEJN, Brazilian citizen, married, engineer, bearer of Identity Card No. 3.174.052 issued by the Rio de Janeiro Chapter of the Felix Pacheco Institute (IFP/RJ), registered as an individual income taxpayer with the Ministry of Finance under n° CPF/MF 332.872.367-68, resident and domiciled in this City and State of Rio de Janeiro, with commercial address at Avenida Presidente Vargas, 1012 15° andar, to the positions of Economic-Financial Director (Chief Financial Officer – CFO) and Investor Relations Director. The Executive Officers hereby elected submitted to the Company a Declaration of Non-Impediment for the purposes of Article Art. 147, paragraphs 1 and 2, of the Brazilian Corporation Law (Law No. 6404/76), and will remain in their positions for the term of office of three (3) annual periods, until

Embratel Participações S.A.
Minutes of the Meeting of the Board of Directors held on May 02nd.,2007 at 3.00pm

Ordinary General Meeting to be held on 2010, according with disposed by the Company By-Laws and applicable legislation. 2) Election of Chairman and Vice-Chairman of the Company’s Board of Directors. Pursuant to the provisions contained in Article 20 of the Company’s By-Laws, with abstentions duly noted for Messrs. Carlos Henrique Moreira and José Formoso Martínez, the Council Members voted to appoint Mr. Carlos Henrique Moreira to serve as Chairman of the Board of Directors and Mr. José Formoso Martínez to serve as Vice-Chairman of the Board of Directors. 3) Ratification of the Remuneration Paid in 2006. The Board Members ratified the payments effected relative to remuneration of Company administrators, in reference of year 2006, being those payments realized in the limit for total annual remuneration approved by the Shareholders in the Annual Ordinary General Meeting of Stockholders held on April 24, 2006, and as registered on the Account for Remuneration of Administrators. 4) Fix the Remuneration of Board Members. Observing the limit for total annual remuneration of Company administrators, approved by the Annual Ordinary General Meeting of Stockholders held on April 25, 2007, at 10:30am, the Board Members approved setting the individual monthly remuneration of each member of the Board of Directors at R$ 8.000,00 (eight thousand Reais).

There being no further business to attend to, these minutes were drawn up and signed by the Board Members present at the meeting. Rio de Janeiro, May 02, 2007. Signed: CARLOS HENRIQUE MOREIRA; JOSÉ FORMOSO MARTINEZ; DILIO SERGIO PENEDO; JOEL KORN; ALBERTO DE ORLEANS E BRAGANÇA; ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, BOARD MEMBER AND GENERAL SECRETARY.

I HEREBY CERTIFY THAT THIS IS A TRUE AND FAITHFUL COPY OF THE ORIGINAL MINUTES RECORDED IN THE APPROPRIATE COMPANY RECORD OF MINUTES BOOK.

ANTONIO OSCAR DE CARVALHO PETERSEN FILHO
GENERAL SECRETARY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2007

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.